UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*

                      Ishares MSCI Brazil (Free) Index Fund
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    464286400
                                 --------------
                                 (CUSIP Number)

                                Peter O'Sullivan
              c/o City of London Investment Management Company Ltd
                  10 Eastcheap, London EC3M 1LX, United Kingdom
                                +44 20 7711 0771
                                ----------------
                  (Name, Address and Telephone Number of Person
                Authorised to Receive Notices and Communications)

                                 7th June, 2001
                                 --------------
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

NOTE Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)

                                  SCHEDULE 13D

--------------------                                                 -----------
CUSIP NO.  464286400                                                 Page 2 of 6
--------------------                                                 -----------

================================================================================
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     THE EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /.
                                                        (b) / /.
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   / /
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE, USA
--------------------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
          NUMBER OF                   52,500
            SHARES               -----------------------------------------------
         BENEFICIALLY            8.   SHARED VOTING POWER
           OWNED BY                   0
             EACH                -----------------------------------------------
          REPORTING              9.   SOLE DISPOSITIVE POWER
            PERSON                    52,500
             WITH                -----------------------------------------------
                                 10.  SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     52,500
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*  / /.

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     3.00%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IC
================================================================================
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D                Page 3 of 6


ITEM 1.       SECURITY AND ISSUER


Item 1(a).    Name of Issuer:
              ---------------
              Ishares MSCI Brazil (Free) Index Fund

Item 1(b).    Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
              IShares
              c/o SEI Investments Distributions Co.,
              One Freedom Valley Drive,
              Oaks, PA 19456

Item 1(c).    Class of Securities
              -------------------
              Common Stock


ITEM 2.       IDENTITY AND BACKGROUND

Item 2(a).    Names of Person Filing:
              -----------------------
              The Emerging Markets Country Fund

Item 2(b).    Address of Principal Business Office
              ------------------------------------
              10 Eastcheap
              London EC3M ILX
              England

Item 2(c).    Principal occupation or employment
              ----------------------------------
              Investment Fund

Item 2(d).    Details of criminal convictions within past five years
              ------------------------------------------------------
              None

Item 2(e).    Details of civil proceedings within past five years where
              ---------------------------------------------------------
              judgement was against Person filing
              -----------------------------------
              None

Item 2(f).    Citizenship:
              ------------
              Delaware, USA

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Invested Capital


ITEM 4.       PURPOSE OF TRANSACTION

              Investment


Item 4(a).    Plans/Proposals to acquire additional securities/disposal
              ---------------------------------------------------------
              of securities
              -------------
              The Emerging Markets Country Fund may from time to time consider other alternatives to its investment in Ishares MSCI Brazil (Free) Index Fund ('the Fund') which may result in the acquisition of beneficial ownership of additional shares of the Fund in the open market, in privately negotiated transactions or otherwise, or the disposal of all or part of its holdings of shares of the Fund.

Item 4(b).    Planned/Proposed extraordinary corporate transaction involving
              --------------------------------------------------------------
              issuer or its subsidiaries.
              ---------------------------
              None

Item 4(c).    Planned/Proposed material sale/transfer of assets of issuer or its
              ------------------------------------------------------------------
              subsidiaries.
              -------------
              None

Item 4(d).    Planned/Proposed change to the Board or Management of the issuer
              ----------------------------------------------------------------
              None

Item 4(e).    Planned/Proposed material change to the capitalisation/dividend
              ---------------------------------------------------------------
              policy of the issuer
              --------------------
              None

Item 4(f).    Planned/Proposed material change to the issuer's business or
              ------------------------------------------------------------
              corporate structure
              -------------------
              None

Item 4(g).    Planned/Proposed changes in the issuer's charter, bylaws, or
              ------------------------------------------------------------
              instruments that may impede the acquisition of control of the
              -------------------------------------------------------------
              issuer by any person
              --------------------
              None

Item 4(h).    Plans/Proposals to cause a class of security of the issuer
              ----------------------------------------------------------
              to be delisted
              --------------
              None

Item 4(i).    Plans/Proposals to cause a class of equity to become eligible for
              -----------------------------------------------------------------
              termination of registration pursuant to Section 12(g)(4).
              ---------------------------------------------------------
              None

Item 4(j).    Plans/Proposals similar to any of the above.
              --------------------------------------------
              None


ITEM 5.       INTERESTS IN SECURITIES OF THE ISSUER

              (a)  (i) Aggregate number of securities beneficially Owned: 52,500
                                                                         ------
                   (ii) Percentage of Class: 3.00
                                             ----

              (b)  Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote: 52,500
                                                                 ------
                   (ii) shared power to vote or to direct the vote:   0
                                                                    -----
                   (iii) sole power to dispose or to direct the disposition of:
                         52,500
                         ------
                   (iv) shared power to dispose or to direct the disposition of:
                          0
                        -----
                   (v) information required in Item 2 for persons where power is shared:  N/A
                                   ---
              (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (section 240.13d-191), whichever is less by the persons named in paragraph (a).

                   who effected transaction: The Emerging Markets Country Fund

TRANSACTION       NO. OF        PRICE PER       TRANSACTION       WHERE AND HOW
   DATE         SECURITIES      SECURITY           TYPE            TRANSACTED
   ----         ----------      --------           ----            ----------
 5 June 01       38,000          14.88             Sell            Market Sale
 7 June 01        9,500          14.97             Sell            Market Sale

              (d)  Third party rights regarding dividends.
                   None

              (e) Date ceased to be beneficial owner of more than five percent. 5th June

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
              None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS
              None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 11th June, 2001
                                                       /s/   P. R. O'Sullivan
                                                       ----------------------
                                                       Name: P. R. O'Sullivan
                                                       Title: Director